Exhibit 2

To:

Elbit Systems Ltd.

Re: Analysis of Executive Compensation Schemes, dated July 2013

The undersigned, PricewaterhouseCoopers Advisory Ltd., hereby consents to the filing of its report entitled “Analysis of Executive Compensation Schemes” dated July 2013 as an exhibit to the Elbit Systems Ltd. Form 6-K to be dated as of November 27, 2013.

By: /s/PricewaterhouseCoopers Advisory Ltd.

PricewaterhouseCoopers Advisory Ltd.

Tel Aviv, Israel

November 26, 2013

PricewaterhouseCoopers Advisory Ltd., Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

PricewaterhouseCoopers Advisory Ltd. is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.